Exhibit (a)(5)(B)

FOR IMMEDIATE RELEASE

Company name:	Otsuka Holdings Co., Ltd.
Representative name:	Tatsuo Higuchi President and Representative Director, CEO
Stock ticker:	4578, Tokyo Stock Exchange, First Section
Contact:	Takuma Kimura Director, Investor Relations Department
Telephone:	+81-3-6361-7411

Otsuka Pharmaceutical Completes Acquisition of Astex Pharmaceuticals

Tokyo, Japan — October 11, 2013 — Otsuka Holdings Co., Ltd. (“Otsuka Holdings”) announced today that its wholly-owned subsidiary, Otsuka Pharmaceutical Co., Ltd. (“Otsuka Pharmaceutical”), successfully completed, through its wholly-owned indirect subsidiary Autumn Acquisition Corporation, its acquisition of Astex Pharmaceuticals, Inc. (NASDAQ: ASTX) (“Astex”) for US $8.50 per share, net to the seller in cash, without interest and less any required withholding taxes.  The acquisition was effected through a tender offer (“Tender Offer”), which was commenced on September 13, 2013, New York time and expired at 12:00 midnight, New York time at the end of October 10, 2013, followed by a merger on October 11, 2013.

1.                  Outline of the Tender Offer

1)                 Offeror in the Public Tender Offer

Autumn Acquisition Corporation

2)                 Company Subject to the Public Tender Offer

Astex Pharmaceuticals, Inc.

3)                 Type of Stock that is to be Acquired

All issued and outstanding shares of Common Stock

4)                 Tender Offer Price

US $8.50 (Eight Dollars and Fifty Cents) per share of Common Stock

5)                 Tender Offer Period

From September 13, 2013 until 12:00 midnight at the end of October 10, 2013, New York time

6)                 Minimum number of shares tendered

Autumn Acquisition Corporation will consummate the Tender Offer in the event that more than 50% of the issued and outstanding shares on fully-diluted basis of Astex’s Common Stock are tendered.

2.                  Results of the Tender Offer

1)                 Status of Tendered Shares (as of 12:00 midnight at the end of October 10, 2013, New York time)

Ratio of the number of shares planned to be purchased to the number of outstanding shares: 100%

Ratio of the number of shares validly tendered and not withdrawn to the number of outstanding shares (the number of tendered shares): 52.3% (49,774,483 shares)

(Not including 2.9% (2,724,347 shares) tendered through Notice of Guaranteed Delivery*(1))

2)                 Outcome of the Tender Offer

Because the number of tendered shares satisfies the minimum condition set forth in 1. (6) above, Autumn Acquisition Corporation has purchased all tendered shares and such shares were converted into the right to receive US $8.50 per share net to the seller in cash, without interest thereon and less any applicable withholding taxes.

3)                 Capital Required for the Acquisition

Approximately US $886 million

*(1) Notice of Guaranteed Delivery

Notice of Guaranteed Delivery is a document enabling a stockholder who is unable for certain reasons to complete the required procedures to tender shares prior to the expiration of the tender offer to do so through an eligible financial institution within three trading days following the closing of the tender offer.

3.                  Completion of the Acquisition

Thereafter on October 11, 2013 New York time, in accordance with Delaware law, Autumn Acquisition Corporation completed a short-form merger with and into Astex with Astex continuing as the surviving corporation and wholly-owned subsidiary of Otsuka Pharmaceutical, thereby consummating Otsuka Pharmaceutical’s acquisition of Astex.  At the effective time of the merger on October 11, 2013 New York time, non-tendered shares of Astex (other than shares of common stock held in the treasury of Astex or by Otsuka Pharmaceutical, Autumn Acquisition Corporation or any other direct or indirect wholly owned subsidiary of Astex or Otsuka Pharmaceutical, which were canceled without consideration and extinguished, or by stockholders of Astex who validly exercised their appraisal rights under Delaware law with respect to such shares) were canceled and converted into the right to receive US $8.50 per share net to the stockholder in cash, without interest thereon and less any applicable withholding taxes.

As a result of the merger, Astex’s common stock has ceased to be traded on the NASDAQ as of October 11, 2013 and will no longer be listed.

4.                  Prospects

We will provide an additional notification once the details are fixed regarding the impact that this acquisition will have on our consolidated financial results.

Forward-looking Statements

This press release contains forward-looking statements with respect to the tender offer and related transactions, including without limitation statements regarding the anticipated benefits of the transaction and any statements of assumptions underlying the foregoing. Words such as “expects,” “anticipates,” “believes,” “plans,” “intends,” “estimates,” “projects,” “forecasts,” “outlook,” and similar expressions are also intended to identify forward-looking statements. The statements involve known and unknown risks, uncertainties, and other factors which may cause the company’s actual results, earnings, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following: general industry and market conditions, general domestic and international economic conditions such as interest rate and currency exchange fluctuations, technological advances and patents attained by competitors, challenges inherent in new product development and clinical trials, claims and concerns about product safety and efficacy, obtaining regulatory approvals, domestic and foreign healthcare reforms, and healthcare cost containment, laws and regulations affecting domestic and foreign operations, and failure to gain market acceptance or third-party consents. We will not undertake and specifically decline any obligation to update or correct any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.